EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

LoJack Corporation:

We consent to the incorporation by reference in the Registration Statement Nos. 333-43670, 333-111293, 333-151044 and 333-160855, each on Form S-8 of LoJack Corporation, of our report dated March 13, 2012, with respect to the consolidated balance sheets of LoJack Corporation and subsidiaries as of December 31, 2011 and December 31, 2010, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of LoJack Corporation.

/s/    KPMG LLP

Boston, Massachusetts

March 13, 2012